

August 22, 2011

VIA US MAIL AND FAX (949) 435-2149

Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
2850 Red Hill Avenue, Suite 100
Santa Ana, CA 92705

> Re: **AuraSound, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q/A for the Quarter Ended March 31, 2011**
> **Filed August 11, 2011**
> **File No. 0-51543**

Dear Mr. Weisshaupt:

We have reviewed your response letter dated August 11, 2011 and have the following comments. As noted in our letter dated December 27, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended March 31, 2011

Item 4. Controls and Procedures

1. Please amend your filing to include the certification required under Item 307 of Regulation S-K stating your conclusion with respect to the effectiveness of disclosures and controls as of March 31, 2011. Additionally, confirm to us that you will include such certification in each future filing of your Form 10-Q.

<u>Exhibit 31.1</u>

<u>Exhibit 31.2</u>

2.   Please amend your filing and revise the certifications contained in Exhibits 31.1 and 31.2 to comply with the form and content prescribed in Item 601(B)(31) of Regulation S-K.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director